Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Preferred Securities Income Fund, f/k/a
   Nuveen Quality Preferred Income Fund 2

811-21137

An annual meeting of shareholders was held in the offices of Nuveen Investments on January 19, 2016 for the above-referenced fund. At this meeting the shareholders were asked to vote to approve the Issuance of Additional Shares and to
elect Board Members.    The Board Members were elected at
this meeting; the meeting was then adjourned to February 19, 2016 and additionally adjourned to March 22, 2016.


The results of the shareholder votes
on March 22 are as follows:

<c> Common shares

To approve the issuance of
additional common shares.


   For
     56,731,586
   Against
       4,584,231
   Abstain
       2,384,090
      Total
     63,699,907



Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type N14 8C, accession number 0001193125-15-399032, on December 9, 2015.